Exhibit 12


[CAPTION]

                  MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges



                                                  (Thousands of Dollars)
                                   Nine
                                  Months
                                  Ended
                              September 30,              Year Ended December 31,
                                   1995       1994      1993      1992      1991      1990
Earnings Before Income Taxes
  And Fixed Charges:

  Income before income taxes    $341,600    $322,600  $362,600  $304,800  $ 97,600  $235,900

  Deduct/add equity in
    undistributed (earnings)
    losses of fifty-percent-
    or-less-owned companies      (13,540)    108,030   (13,800)  (13,190)   38,090    10,540

  Add interest on indebtedness,
    net                           86,100     103,800   104,080   100,490   124,950   125,770

  Add amortization of debt
    expense                        1,500       2,220     2,650     2,710     1,630     1,420

  Add one-third of rentals         9,500      11,180    10,970    10,800    12,530     9,610

  Earnings before income
    taxes and fixed charges     $425,160    $547,830  $466,500  $405,610  $274,800  $383,240


Fixed charges:

  Interest on indebtedness      $ 88,450    $107,510  $105,420  $113,670  $128,450  $125,770

  Amortization of debt expense     1,500       2,220     2,650     2,710     1,630     1,420

  One-third of rentals             9,500      11,180    10,970    10,800    12,530     9,610

  Fixed charges                 $ 99,450    $120,910  $119,040  $127,180  $142,610  $136,800

Ratio of earnings to fixed
  charges                            4.3         4.5       3.9       3.2       1.9       2.8

